2003 SECOND QUARTER REPORT

OF

BENGUET CORPORATION
AND SUBSIDIARIES

The second quarter of 2003 was a good quarter for mining activities as the Masinloc Chromite Operations (MCO), the Acupan Contract
Mining Project (ACMP), and the Irisan Lime Project (ILP) all reported profitable operations. Benguet Management Corporation reduced its losses this quarter from the comparable period in 2002 with the Foundry Division selling higher casting volume this year. Benguetrade,
 Inc. landed a P1.5 million-contribution pipeline- rerouting project, while Arrow Freight Corporation won the bidding for a major logistics services contract. Benguet Corporation signed a contract with the local government of Kalilangan, Bukidnon to officially start on August 1, 2003 the 15-year operation by the Company of the towns water system.